SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 8)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [  ]

Securities Act Rule 802 (Exchange Offer)  [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [  ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [  ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [  ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)  [ ]

MERUSHAN KABUSHIKI KAISHA
(Name of Subject Company)

MERCIAN CORPORATION
(Translation of Subject Company’s Name into English (if applicable))

JAPAN
(Jurisdiction of Subject Company’s Incorporation or Organization)

KIRIN HOLDINGS COMPANY, LIMITED
(Name of Person(s) Furnishing Form)

N/A
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Shigeto Maeda
10-1 Shinkawa 2-chome
Chuo-ku Tokyo 104-8288, Japan
Telephone: +81-3-5540-3424

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights offering Commenced)

PART I
INFORMATION SENT TO SECURITY HOLDERS

Not applicable.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Attached as Exhibit I is an English translation of a document disclosed by both Mercian Corporation and Kirin Holdings Company, Limited in Japanese through TDNET, which is administered by the Tokyo Stock Exchange, on December 6, 2010 (Tokyo time).  This translation is also available for inspection by shareholders of Mercian Corporation at the head office of Mercian Corporation, and by shareholders of Kirin Holdings Company, Limited at the head office of Kirin Holdings Company, Limited.

PART III
CONSENT TO SERVICE OF PROCESS

Form F-X appointing an agent for service of process in connection with the subject transaction was filed concurrently with Form CB filed with the Commission on August 27, 2010.

PART IV
SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ryoichi Yonemura
(Signature)

Ryoichi Yonemura
General Manager
Strategic Planning Department
(Name and Title)

December 6, 2010
(Date)

Exhibit I

NOTICE TO SHAREHOLDERS RESIDENT IN THE UNITED STATES:

This report relates to a proposed business combination which involves the securities of a foreign company.  It is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

Translation of Japanese original

Document Prescribed in Item 3, Paragraph 3 of Article 801 and Item 2,
Paragraph 1 of Article 791 of the Japanese Corporate Law

December 6, 2010

Kirin Holdings Company, Limited
Mercian Corporation

December 6, 2010

Document for Disclosure after the Fact in Connection with a Share Exchange
By and Between Kirin Holdings Company, Limited and Mercian Corporation

Senji Miyake, Representative Director
10-1, Shinkawa 2-chome, Chuo-ku, Tokyo
Kirin Holdings Company, Limited

Hiroshi Ueki, President and CEO
5-8, Kyobashi 1-chome, Chuo-ku, Tokyo
Mercian Corporation

Kirin Holdings Company, Limited (“Kirin Holdings”) and Mercian Corporation (“Mercian”) have implemented a share exchange (the “Share Exchange”) pursuant to the share exchange agreement as of August 27, 2010, which had been approved and adopted at the board of directors’ meeting of Kirin Holdings held on August 27, 2010 and Extraordinary General Meeting of Shareholders of Mercian held on November 5, 2010, under which, as of December 1, 2010, Kirin Holdings will become the wholly owning parent of Mercian and Mercian will become a wholly owned subsidiary of Kirin Holdings. Matters as provided in Item 2, Paragraph 1 of Article 791 of the Japanese Corporate Law and Article 190 of the Ordinance for Enforcement of the Japanese Corporate Law regarding the Share Exchange are as set forth below.

1	Effective Date of the Share Exchange

The date as of which the Share Exchange became effective (the “Effective Date”) is December 1, 2010.

2	Progress of Procedures Prescribed in Article 785, 787 and 789 of the Japanese Corporate Law Taken at Share Exchange Wholly Owned Subsidiary

Mercian posted an electronic public notice pursuant to the provisions of Paragraph 3 and 4 of Article 785 of the Japanese Corporate Law, to its shareholder, on September 10, 2010. Also, shareholders who demanded purchasing of shares pursuant to the provision of Paragraph 1 of Article 785 of the Japanese Corporate Law were nonexistent.

Mercian has not issued any share warrants. No procedures prescribed at the provision of Article 787 of the Japanese Corporate Law were taken as they were unnecessary.

Also, Mercian has not issued any convertible bonds, so creditors of Mercian are not eligible to make an objection under the provision of Item 3, Paragraph 1 of Article 789 of the Japanese Corporate Law. Accordingly, no procedures under the provision were taken as they were unnecessary.

objection under the provision of Item 3, Paragraph 1 of Article 789 of the Japanese Corporate Law. Accordingly, no procedures under the provision were taken as they were unnecessary.

3	Progress of Procedures Prescribed in Article 797 and 799 of the Japanese Corporate Law Taken at Share Exchange Wholly Owning Parent Company

Kirin Holdings posted an electronic public notice pursuant to the provisions of Paragraph 3 and 4 of Article 797 of the Japanese Corporate Law on September 10, 2010. Also, the number of shareholders who demanded purchasing of shares pursuant to the provision of Paragraph 1 of Article 797 of the Japanese Corporate Law was 2, and the number of common shares held by those shareholders was 160,000.

Only shares of Kirin Holdings will be delivered by Kirin Holdings to Mercian’s shareholders as compensation. Also, Mercian has not issued any convertible bonds, so creditors of Kirin Holdings are not eligible to make an objection under the provision of Item 3, Paragraph 1 Article 799 of the Japanese Corporate Law. Accordingly, no procedures under the provision were taken as they were unnecessary.

4	Number of Shares of Share Exchange Wholly Owned Subsidiary transferred to Share Exchange Wholly Owning Parent Company by the Share Exchange

The number of Mercian’s common shares transferred to Kirin Holdings by the Share Exchange was 66,122,600, which was obtained by excluding 67,000,000 of shares that Kirin Holdings already held from 133,122,600, the total number of shares issued by Mercian (566,703 shares held by Mercian had been cancelled immediately prior to the Kirin Holdings’ acquisition of all of the total shares issued by Mercian).

5	Other Significant Matters Concerning the Share Exchange

(1)
Pursuant to the share exchange agreement as of August 27, 2010, Kirin Holdings implemented the Share Exchange without obtaining the approval of a general meeting of Kirin Holdings shareholders, under the provision of Paragraph 3 of Article 796 of the Japanese Corporate Law.

The number of Kirin Holdings shareholders who gave notice of objection against the Share Exchange pursuant to Paragraph 4 of Article 796 of the Japanese Corporate Law was 1, and the number of common shares held by the shareholder was 31,000, which falls below the number prescribed by Article 197 of the Ordinance for Enforcement of the Japanese Corporate Law.

(2)
Kirin Holdings had newly issued 9,257,164 shares of common stock for the Share Exchange and allotted 0.14 shares of common stock of Kirin Holdings for each one (1) share of common stock of Mercian held by Mercian’s shareholder in the time immediately prior to the effective time of the Share Exchange. However, no shares have been allotted under the Share Exchange for the

67,000,000 shares of Mercian common stock held by Kirin Holdings.

(3)
Pursuant to the resolution at its board of directors’ meeting held on November 26, 2010, Mercian cancelled 566,703 treasury shares held by Mercian immediately prior to the Kirin Holdings’ acquisition of all of the total shares issued by Mercian.

(4)	The stock of Mercian was delisted as of November 26, 2010 from the Tokyo Stock Exchange and the Osaka Securities Exchange.

(5)
As a result of the Share Exchange, the amount of capital reserve of Kirin Holdings will increase by the minimum amount to reach the required level by the provisions of laws and regulations. The amounts of capital and retained earnings reserve of Kirin Holdings will remain unchanged.

End